Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: September 16, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

Planet released its second quarter financial results on September 16, 2021.

Planet Reports Second Quarter Financial Results

and Reaffirms Full Year Outlook

Delivers Record Second Quarter Revenue of $30.4 Million, Up 19% YoY

Reiterates $130 million Revenue Outlook for Fiscal Year 2022

San Francisco, CA – September 16, 2021 – Planet Labs Inc. (“Planet” or the “Company”), a leading provider of daily data and insights about Earth, today announced financial results for its second fiscal quarter ended July 31, 2021, highlighting the continued momentum of its unique data subscription business. Earlier this year, Planet entered into a definitive merger agreement with dMY Technology Group, Inc. IV (NYSE: DMYQ) (“dMY IV”), a special purpose acquisition company, to become a publicly traded company later this year (the “Business Combination’’).

Second Quarter FY2022 Highlights

•	Q2 Revenue increased 19% year-over-year to $30.4 million.

•	Percent of Recurring ACV was 93%, as compared to 92% in the year ago comparable quarter

•	End of Period (EoP) Customer Count increased 36% year-over-year to 732 customers

“We had a stellar Q2, delivering record second quarter revenue and surpassing 700 customers by the end of the period,” said Will Marshall, Co-Founder and Chief Executive Officer of Planet. “Our growth reflects the significant demand that we’re seeing across vertical markets. As companies and governments embrace digitization and set ESG targets, they are incorporating new data solutions into their operations, and our daily, global data and analytical products are becoming only more valuable to a greater number of customers, partners and developers.”

“The performance across our organization as we scale has been phenomenal. Our continued revenue growth and strong results are evidence of the strength of our business model and execution. We are executing effectively against our plan and remain on track for our revenue and profitability outlook for the full fiscal year ending January 31, 2022, including revenue of $130 million and non-GAAP gross margin of 40%,” said Ashley Fieglein Johnson, Chief Financial and Operating Officer of Planet.

dMY IV intends to file with the U.S. Securities and Exchange Commission (“the SEC”), an amendment to its Registration Statement on Form S-4 (the “Registration Statement”) in the coming days, which, when available will contain full Planet financial statements for the six months ended July 31, 2021, and can be viewed at the SEC’s website at www.sec.gov once filed.

Additional Recent Business Highlights

•

Canada Pension Plan Investment Board (“CPP Investments”) committed to participate in the proposed Business Combination of Planet and dMY IV by purchasing $50 million in a private placement of Class A common stock of dMY IV. In connection with CPP Investments, Cypress Point Investment Management participated in a co-investment. These commitments will upsize the initial $200 million in private placement proceeds committed earlier this year to over $250 million. The initial private placement was completed by a group of investors led by funds and accounts managed by BlackRock.

•	Planet announced a new three-year agreement with Corteva Agriscience to continue building and implementing joint solutions to drive farmer value through satellite-directed scouting.

•	Planet signed a deal with the U.S. Department of Agriculture’s National Agricultural Statistics Service to support their 2021 Growing Season Assessment.

•

NASA expanded its Planet contract to provide access to PlanetScope imagery for all U.S. Federal Civilian researchers and National Science Foundation-funded researchers—representing approximately 280,000 eligible users.

•	Planet signed a multi-year, multi-launch rideshare agreement with SpaceX, assuring Planet continued, low-cost access to space.

•	Ita Brenann, CFO of Arista Networks, joined the Planet Board of Directors, bringing 20 years of financial management experience as Planet prepares to go public.

Planet’s Annual Explore Conference

Planet will host its annual Planet Explore 21 conference on October 12 and 13, 2021. Explore 21 will be a virtual event. At the event, Planet will showcase how its data is being used to develop innovative solutions across sectors such as agriculture, government, and sustainability that are ultimately building a brighter, more vibrant future.

Please visit the Planet Explore 21 website to register for this free event, or view the agenda.

Combination with dMY Technology Group, Inc. IV (NYSE: DMYQ)

As announced on July 7, 2021, Planet entered into a definitive agreement with dMY IV, under which Planet will become a publicly-traded company. Upon closing, which is expected later this year, the combined company will retain the Planet name and be listed on the NYSE under the ticker symbol “PL.” The transaction values Planet at a post-transaction equity value of approximately $2.8 billion. Concurrently with the consummation of the transaction, additional investors committed to participate in the proposed Business Combination by purchasing shares of Class A common stock of dMY IV in a private placement (the “PIPE”). The $200 million initial PIPE investment is led by funds and accounts managed by BlackRock, with participation from Marc Benioff’s TIME Ventures, and Google. The commitments by CPP Investments and Cypress Point Investment Management bring the total size of the PIPE to over $250 million.

About Planet

Planet is a leading provider of daily data and insights about Earth, committed to using space to help life on Earth. Planet is driven by a mission to image the world every day, and make change visible, accessible and actionable. Founded in 2010 by three NASA scientists, Planet designs, builds, and operates the largest earth observation fleet of imaging satellites, capturing and compiling data from over 3 million images per day. Planet provides mission-critical data, advanced insights, and software solutions to over 600 customers, comprised of the world’s leading agriculture, forestry, intelligence, education and finance companies and government agencies, enabling users to simply and effectively derive unique value from satellite imagery.

To learn more, please visit planet.com. To keep up with Planet news, please follow us on Twitter or visit planet.com/investors.

About dMY Technology Group, Inc. IV

dMY Technology Group, Inc. IV is a $345 million special purpose acquisition company founded by Niccolo de Masi and Harry You for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses. Its Class A common stock, units and warrants trade on the NYSE under the ticker symbols DMYQ, DMYQ.U and DMYQ WS, respectively. More information can be found at www.dmytechnology.com.

Planet’s Use of Non-GAAP Financial Measures

Non-GAAP Gross Profit is calculated as gross profit adjusted for stock-based compensation classified as cost of revenue. Non-GAAP Gross Profit is a supplemental measure that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to Gross Profit, as determined in accordance with GAAP. We have included non-GAAP Gross Profit because it is a financial measured used by management to evaluate our core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. Non-GAAP Gross Profit excludes stock-based compensation expenses that are classified as cost of revenue, which is required in accordance with U.S. GAAP. Non-GAAP gross margin, which is included in our financial outlook, was not reconciled to the comparable GAAP financial measure because the GAAP measures are not accessible on a forward-looking basis.

The foregoing forward-looking statements reflect our expectations as of today’s date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. We do not intend to update our financial outlook until our next quarterly results announcement

Key Terms

Percent of Recurring ACV

In connection with the calculation of several of the key operational and business metrics we utilize, we calculate Annual Contract Value (“ACV”) for contracts of one year or greater as the total amount of value that a customer has contracted to pay for the most recent 12 month period for the contract. For short-term contracts (contracts less than 12 months), ACV is equal to total contract value. We define Percent of Recurring ACV as the dollar value of all data subscription contracts and the committed portion of usage-based contracts divided by the total dollar value of all contracts in our ACV Book of Business at a specific point in time. We ACV Book of Business as the sum of the ACV of all contracts that are active on the last day of the period pursuant to the effective dates and end dates of such contracts. We believe Percent of Recurring ACV is a useful metric for investors and management to track as it helps to illustrate how much of our revenue comes from customers that have the potential to renew their contracts over multiple years rather than being one-time in nature. In calculating Percent of Recurring ACT, management applies judgment as to which customers have an active contract at a period end for the purpose of determining ACV Book of Business, which is used as part of the calculation of Percent of Recurring ACV.

EoP Customer Count

We define EoP Customer Count as the total count of all existing customers at the end of the period. We define existing customers as customers with an active contract with Planet at the end of the reported period. For the purpose of this metric, we define a customer as a distinct entity that uses our data or services. We sell directly to customers, as well as indirectly through our partner network. If a partner does not provide the end customer’s name, then the partner is reported as the customer. Each customer, regardless of the number of active opportunities with Planet, is counted only once. For example, if a customer utilizes multiple products of Planet, we only count that customer once for purposes of EoP Customer Count. A customer with multiple divisions, segments, or subsidiaries are also counted as a single unique customer based on the parent organization or parent account. We believe EoP Customer Count is a useful metric for investors and management to track as it is an important indicator of the broader adoption of our platform and is a measure of our success in growing our market presence and penetration. In calculating EoP Customer Count, management applies judgment as to which customers are deemed to have an active contract in a period, as well as whether a customer is a distinct entity that uses our data or services.

Important Information About the Proposed Business Combination and Where to Find It

This press release relates to the Business Combination involving dMY IV and Planet, pursuant to the terms of that certain agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dated as of July 7, 2021. In connection with the Business Combination, dMY IV filed with the SEC a Registration Statement on Form S-4 (“Registration Statement”) on August 3, 2021, which includes the preliminary proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments filed or to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the Merger Agreement, dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus filed or that will be filed with the SEC and all other relevant documents that are or will be incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Planet and the markets in which it operates. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or satisfy other conditions to closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk

Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV and Planet caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV and Planet do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Press Contacts

Trevor Hammond

comms@planet.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

Planet-SVC@sardverb.com

ICR

dmy4@icrinc.com

Investor Contacts

Chris Genualdi

Planet Labs Inc.

ir@planet.com

Harry You

dMY Technology Group, Inc. IV

harry@dmytechnology.com